EXHIBIT 3.78
Company Agreement
of
Closure Systems International Deutschland GmbH
with registered office in Worms am Rhein
Article I
Name and Registered Office
The name of the Company is Closure Systems International Deutschland GmbH. The Company has its registered office in Worms am Rhein.
Article II
Purpose of the Business
(1)	The purpose of the business is the manufacture, acquisition, sale, export and import of goods of all types, particularly
(i)	packaging, packaging material and all other products and equipment for the packaging industry;

ii)	machinery, parts and equipment for the filling and packaging industry, namely packaging, sealing, de-sealing and filling machinery and its corresponding parts;

iii)	aluminium and chemicals, primarily in the form of raw materials and semi-finished products.
(2)	The Company may form further companies in Germany or abroad, acquire existing companies, acquire equity interests in such companies, manage the business of companies with a similar purpose and/or establish branches or subsidiaries in Germany or abroad.
(3)	In addition, the Company may operate all business which is or may be beneficial to it and is not prohibited by law, particularly the acquisition, use, transfer and sale of patents, trademarks, licences, rights of sale and other items or rights, as well as the acquisition, sale, leasing and granting of land charges on land and land rights.
Article III
Duration
The Company is established for an indefinite period of time.
Article IV
Financial year
The financial year is the calendar year.
Article V
Share capital
The share capital of the Company amounts to DM 17,000,000 (seventeen million Deutsche Marks).
Article VI
Transfer of shares
Deliberately left open.

Article VII
Capital increases
In the event of capital increases, the shareholders have a subscription right in the ratio of their shares. If one or several shareholders do not wish to exercise this right, then the other shareholders can exercise this right in the ratio of their shares.
Article VIII
Withdrawal of Shares
Fully paid shares may be withdrawn at any time by way of shareholder resolution with the consent of the shareholder concerned.
Article IX
Management
(1)	The Company is represented by one or several Managing Directors who are appointed and removed by way of shareholder resolution.
(2)	If several Managing Directors have been appointed, the Company shall be jointly represented by two Managing Directors or by one Managing Director in combination with a Prokurist (authorised signatory). However, the shareholders may determine that one or several Managing Directors may represent the Company individually.
(3)	Notwithstanding the Managing Directors’ right to represent the Company vis-à-vis third parties, the Managing Directors are obligated to follow the instruction resolved by the shareholders and to obtain the advance written approval of shareholders which hold the majority of the share capital before selling all or significant portions of the Company’s assets, taking out loans, entering into other debts which are not due within a year, pledging or otherwise charging assets, assuming warranty or guarantee obligations, or acquiring, disposing of, investing in or forming a combination with another company or another business.
(4)	The Shareholders’ Meeting may exempt one, several or all Managing Directors from the restrictions of Section 181 of the Bürgerliches Gesetzbuch (BGB — German Civil Code).
Article X
Ordinary Shareholders’ Meeting
(1)	The Ordinary Shareholders’ Meeting shall be held annually, but on 31 August of the respective year at the latest.
(2)	The Shareholders’ Meeting is convened by the Managing Directors by way of a simple letter, fax or e-mail to each shareholder individually, also including the final agenda.
(3)	The Shareholders’ Meeting shall be held at the registered office of the Company on its business premises. The Managing Directors or the shareholders may determine another location, which may also be abroad.
(4)	The shareholders or their representatives may dispense with formalities regarding the time, convening, location and subject of the Ordinary Shareholders’ Meeting.

(5)	The Ordinary Shareholders’ Meeting shall resolve on matters of general importance for the Company’s operations, in particular the approval of the annual financial statements, the use of net profit and covering the Company’s losses, and approval of the actions of the Managing Directors.
Article XI
Extraordinary Shareholders’ Meeting
(1)	An Extraordinary Shareholders’ Meeting may be held at any time if all shareholders are represented and no objections are raised against such a meeting.
(2)	In addition, the Managing Directors convene an Extraordinary Shareholders’ Meeting if this is necessary in the interests of the Company.
(3)	Where applicable, the provisions of the previous Article shall also apply to the Extraordinary shareholder’ meeting.
Article XII
Representation
Each shareholder may appoint another shareholder or a third party as its representative at the Shareholders’ Meeting and in casting votes. Authorisation for this must be issued or confirmed in writing before or after the Shareholders’ Meeting and is filed by the Company.
Article XIII
Resolutions
(1)	The Shareholders’ Meeting constitutes a quorum if the present or represented shareholders hold at least the majority of the share capital of the Company.
(2) Every hundred Deutsche Marks of the nominal value of each shareholding confers one vote.
(3)	Unless otherwise stipulated by law or by this Company Agreement, resolutions shall be adopted by a simple majority of the votes cast.
(4)	Unless shareholder resolutions must be submitted to the Commercial Register, they may be adopted in any living language.
(5)	Shareholder resolutions shall be adopted at meetings. Shareholder resolutions may be passed by written vote or by telefax or e-mail without convening and holding a Shareholders’ Meeting provided that all shareholders consent in writing, by telefax or by e-mail.
(6)	Actions to rescind shareholder resolutions may be brought only within a month after the minutes or the news of the result of a vote outside a Shareholders’ Meeting are received, and only by companies which appealed in writing against the resolution in the minutes or — in the case of a vote outside a Shareholders’ Meeting — immediately after the news was received.
Article XIV
Advisory Board
(1)	The shareholders may establish an Advisory Board at any time by way of shareholder resolution, choose the members of this board, determine their responsibilities, abolish the Advisory Board and introduce all other provisions permitted by law concerning the Advisory Board.
(2)	The provisions of the Aktiengesetz (AktG — German Stock Corporation Act) regarding the Supervisory Board do not apply to such an Advisory Board.

(3)	If the Company is required under the Betriebsverfassungsgesetz (BetrVG — German Labour Management Relations Act) or similar legal provisions to form a Supervisory Board, the Advisory Board shall continue to exist unaffected alongside this Supervisory Board or can be established alongside it.
Article XV
Annual Financial Statements
The annual financial statements (annual balance sheet and income statement together with notes) and the management report shall be prepared by the management within the statutory period after the end of each financial year.
Article XVI
Unusual Management Measures
Deliberately left open.
Article XVII
Publications
Publications by the Company appear only in the Bundesanzeiger (German Federal Gazette).